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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #11/03 ISSUED ON MARCH 18, 2003

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
Form 20-F ☐    Form 40-F ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐    No ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1.
Press Release issued on March 18, 2003 (#11/03)

March 18, 2003	11/03
For immediate release	Page 1 of 2

QUEBECOR WORLD PROVIDES OUTLOOK FOR FIRST QUARTER 2003

Montréal, Canada — Quebecor World Inc. expects net income for the first quarter to be in the range of $24 million to $29 million or between $0.12 and $0.15 per diluted share. This compares with $0.28 in the first quarter of 2002.

Management's expectation for first quarter results reflects a continuing weakness and decrease price in print market conditions in North America and Europe, combined with a significant increase in energy prices, and increased employee medical and retirement benefits in North America. In addition, the Company's French operations continue to underperform. Therefore the Company will continue to aggressively reduce its cost base to face this uncertain environment.

Advertising demand in North America continues to be adversely affected by fragile economic conditions, and geopolitical uncertainties. Printed advertising pages as reported by the U.S. Publisher's Information Bureau remain at levels which are resulting in overcapacity and price weakness in all industry segments. This situation has negatively impacted virtually all companies in our industry.

On February 3rd, 2003 Quebecor World announced restructuring initiatives aimed at reducing its cost structure, primarily in France. The Company's first quarter results will not yet reflect the savings expected to be realized under these initiatives. The underperforming French operations are expected to have a negative impact on the Company's first quarter operating earnings compared to the same period last year.

The first quarter is traditionally the seasonal low-point for Quebecor World, and we expect that this quarter's relative shortfall versus last year is unlikely to be as pronounced in subsequent quarters. Quebecor World will release its first quarter results on April 24th, 2003.

For immediate release	Page 2 of 2

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results.

Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by the Company's competitors, and general changes in economic conditions.

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 39,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information, please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118
(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: March 18, 2003

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD PROVIDES OUTLOOK FOR FIRST QUARTER 2003
SIGNATURES